Mail Stop 3561

January 9, 2009

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Knight Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **Filed November 13, 2008**
> **File No. 001-06446**

Dear Ms. Dang:

We are furnishing the following comments in connection with your letter dated December 2, 2008.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 3. Goodwill, page 11

1. We reviewed your responses to comments two and five in our letter dated November 18, 2008. In your next Form 10-K, please expand your disclosure to better explain why you recorded a significant goodwill impairment charge within a year of the going private transaction. In this regard, clearly explain how you applied the applicable accounting literature and why you were required to impair goodwill despite no significant changes in projected cash flows or the business prospects of your reporting units, as we believe this matter may be unclear to your readers without a robust explanation. Please show us what your revised disclosure will look like. Refer to paragraph 47.a of SFAS 142.

*   *   *

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary W. Orloff, Esq.
        Bracewell & Giuliani LLP
        Facsimile No. (713) 221-2166